================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                _______________

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                                _______________

                              Quantum Corporation
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                                _______________

          Options to Purchase Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)
                                _______________

                                   747906204
       (CUSIP Number of Class of Securities of Underlying Common Stock)
                                _______________

                               Michael A. Brown
                     Chairman and Chief Executive Officer
                              Quantum Corporation
                              501 Sycamore Drive
                              Milpitas, CA 95035
                                (408) 894-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                _______________

                                  Copies to:
                            Steven E. Bochner, Esq.
                       Wilson Sonsini Goodrich & Rosati,
                           Professional Corporation
                              650 Page Mill Road
                       Palo Alto, California 94304-1050
                                (650) 493-9300

                           CALCULATION OF FILING FEE
================================================================================
       Transaction Valuation*                       Amount of Filing Fee
--------------------------------------------------------------------------------
             $28,246,586.00                              $5649.32
================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,620,277 shares of common stock of Quantum Corporation having an aggregate value of $28,246,586.00 as of June 1, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
    [_] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

Item 1.   Summary Term Sheet.

        The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange, dated June 4, 2001 (the "Offer"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.   Subject Company Information.

        (a)    Name and Address.
               ----------------

        The name of the issuer is Quantum Corporation, a Delaware corporation ("Quantum" or the "Company"), the address of its principal executive office is 501 Sycamore Drive, Milpitas, CA 95035, and the telephone number at that address is (408) 894-4000. The information set forth in the Offer under the caption "The Offer -Information Concerning Quantum" is incorporated herein by reference.

        (b)    Securities.
               ----------

        This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase approximately 2,620,277 shares of the Company's common stock outstanding under the Company's 1993 Long-Term Incentive Plan, the Quantum Corporation Supplemental Stock Option Plan, the Quantum Corporation 1986 Stock Option Plan, the Meridian Data, Inc. 1997 Stock Plan, the Parallan Computer, Inc. 1988 Incentive Stock Plan, the Meridian Data 1987 Incentive Stock Plan, the ATL Products, Inc. 1997 Stock Incentive Plan and the ATL Products, Inc. 1996 Stock Incentive Plan that have an exercise price of $14 or more (the "Option Shares") and are held by eligible employees. These Option Shares will be exchanged for new options that will be granted under the Company's Supplemental Stock Option Plan (the "New Option"), upon the terms and subject to the conditions set forth under the Offer. An "eligible employee" refers to all employees of Quantum Corporation and its subsidiaries who are eligible employees at the time the New Options are granted, except members of the Board of Directors, all executive officers, transition employees and employees residing or employed in France, Canada, Korea, Japan, China and Taiwan. Transition employees are employees identified for job elimination due to the HDD/Maxtor merger and assigned to a transition role with a specified end date. The number of shares of common stock subject to the New Option will equal the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer under the captions "Summary Term Sheet," "Introduction," and the sections under the caption "the Offer" entitled "Number of Options; Expiration Date," "Acceptance of Options for Exchange and Issuance of New Options" and "Source and Amount of Consideration; Terms of New Options" is incorporated herein by reference.

        (c)    Trading Market and Price.
               ------------------------

        The information set forth in the Offer to Exchange under the caption "The Offer - Price Range of Shares Underlying the Options" is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

        (a)    Name and Address.
               ----------------

        The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Item 4.    Terms of the Transaction.

         (a)      Material Terms.
                  --------------

         The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," "Introduction," and the sections under the caption "The Offer" entitled "Eligibility," "Number of Options; Expiration Date," "Procedures for Tendering Options," "Withdrawal Rights and Change of Election," "Acceptance of Options for Exchange and Issuance of New Options," "Conditions of the Offer," "Source and Amount of Consideration," "Effect of a Change of Control Prior to the Granting of New Options," "Terms of New Options," "Price Range of Shares Underlying the Options," "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "Legal Matters; Regulatory Approvals," "Material U.S. Federal Income Tax Consequences," "Material Non-U.S. Tax Consequences," and "Extension of Offer; Termination; Amendment" is incorporated herein by reference.

         (b)      Purchases.
                  ---------

         The information set forth in the Offer to Exchange under the caption "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

         (e)      Agreements Involving the Subject Company's Securities.
                  -----------------------------------------------------

         The information set forth in the Offer to Exchange under the caption "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated by reference. The eligible option plans and option agreements attached hereto as Exhibits (d)(1), (d)(2), (d)(4),
(d)(5), (d)(6), (d)(7), (d)(8), (d)(9), (d)(10), (d)(11), (d)(12), (d)(13) and
(d)(14) contain information regarding the subject securities.

Item 6.    Purposes of the Transaction and Plans or Proposals.

         (a)      Purposes.
                  --------

         The information set forth in the Offer to Exchange under the caption "The Offer - Purpose of the Offer" is incorporated herein by reference.

         (b)      Use of Securities Acquired.
                  --------------------------

         The information set forth in the Offer to Exchange under the captions "The Offer - Acceptance of Options for Exchange and Issuance of New Options" and "The Offer - Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" are incorporated herein by reference.

         (c)      Plans.
                  -----

         The information set forth in the Offer to Exchange under the caption "The Offer - Purpose of the Offer" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

         (a)      Source of Funds.
                  ---------------

         The information set forth in the Offer to Exchange under the captions "The Offer - Source and Amount of Consideration" and "Terms of New Options" is incorporated herein by reference.

         (b)      Conditions.
                  ----------

         Not applicable.

         (d)      Borrowed Funds.
                  --------------

         Not applicable.

Item 8.    Interest in Securities of the Subject Company.

         (a)      Securities Ownership.
                  --------------------

         The information set forth in the Offer to Exchange under the caption "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Option" is incorporated herein by reference.

         (b)      Securities Transactions.
                  -----------------------

         The information set forth in the Offer to Exchange under the caption "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

         (a)      Solicitations or Recommendations.
                  --------------------------------

         Not applicable.

Item 10.   Financial Statements.

         (a)      Financial Information.
                  ---------------------

         The information set forth in the Offer to Exchange under the captions "The Offer - Financial Information" and "The Offer - Additional Information," and on Annex I-1 through Annex I-44 and on Annex II-1 through Annex II-39 of the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 2000 and pages 23 through 30 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000 is incorporated herein by reference. The Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can also be accessed electronically on the Commission's website at http://www.sec.gov.


         (b)      Pro Forma Information.
                  ---------------------

         Not applicable.

Item 11.   Additional Information.

         (a)   Agreements, Regulatory Requirements and Legal Proceedings.
               ---------------------------------------------------------

         The information set forth in the Offer to Exchange under the caption "The Offer - Legal Matters; Regulatory Approvals" is incorporated herein by reference.

         (b)   Other Material Information.
               --------------------------

         Not applicable.

Item 12.   Exhibits.

         (a)   (1)  Offer to Exchange Certain Outstanding Options Held by
                    Eligible Employees dated June 4, 2001.

               (2) Memorandum from Michael A. Brown to Quantum's Employees dated June 4, 2001.

               (3) Press Release Issued by Quantum Corporation Announcing Voluntary Stock Option Exchange Program for Eligible Employees.

               (4)  Election Form.

               (5)  Joint Election Form (Quantum U.K.).

               (6)  Notice to Change Election from Accept to Reject.

               (7)  Form of Promise to Grant Stock Option.

               (8) Quantum Corporation Quarterly Report on Form 10-Q for its quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

               (9) Quantum Corporation Annual Report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange Commission on June 28, 2000 and incorporated herein by reference.

         (b)   Not applicable.

         (d)   (1)  Quantum Corporation Supplemental Stock Option Plan (As
                    amended May 29, 2001).

               (2) Quantum Corporation Supplemental Stock Option Plan Form of Stock Option Agreement.

               (3)  Quantum Corporation Supplemental Stock Option Plan
                    Prospectus.

               (4) Quantum Corporation 1993 Long-Term Incentive Plan (As amended May 29, 2001).

               (5) Quantum Corporation 1993 Long-Term Incentive Plan Form of Stock Option Agreement.

               (6)  Quantum Corporation 1986 Stock Plan.

               (7)  Meridian Data, Inc. 1997 Stock Plan.

               (8) Meridian Data, Inc. 1997 Stock Plan Form of Stock Option Agreement.

               (9)      Parallan Computer, Inc. 1988 Incentive Stock Plan.

               (10)     Meridian Data, Inc. 1987 Incentive Stock Plan.

               (11) Meridian Data, Inc. 1987 Incentive Stock Plan Form of Stock Option Agreement.

               (12) Meridian Data, Inc. 1987 Incentive Stock Plan Form of Nonstatutory Stock Option Agreement.

               (13)     ATL Products, Inc. 1997 Stock Incentive Plan.

               (14)     ATL Products, Inc. 1996 Stock Incentive Plan.

     (g)       Not applicable.

     (h)       Not applicable.

Item 13.   Information Required by Schedule 13E-3.

     (a)       Not applicable.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                     QUANTUM CORPORATION

                                     /s/ Michael A. Brown
                                     -----------------------------------------
                                     Michael A. Brown
                                     Chairman and Chief Executive Officer

Date:   June 4, 2001
      ----------------

                               INDEX TO EXHIBITS


       Exhibit
       Number                                 Description
--------------------       -----------------------------------------------------

       (a)(1) Offer to Exchange Certain Outstanding Options Held by Eligible Employees dated June 4, 2001.

       (a)(2) Memorandum from Michael A. Brown to Quantum's Employees dated June 4, 2001.

       (a)(3) Press Release Issued by Quantum Corporation Announcing Voluntary Stock Option Exchange Program for Eligible Employees.

       (a)(4)              Election Form.

       (a)(5)              Joint Election Form (Quantum U.K.).

       (a)(6)              Notice to Change Election from Accept to Reject.

       (a)(7)              Form of Promise to Grant Stock Option.

       (a)(8) Quantum Corporation Quarterly Report on Form 10-Q for its quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

       (a)(9) Quantum Corporation Annual Report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange Commission on June 28, 2000 and incorporated herein by reference.

       (d)(1) Quantum Corporation Supplemental Stock Option Plan (As amended May 29, 2001).

       (d)(2) Quantum Corporation Supplemental Stock Option Plan Form of Stock Option Agreement.

       (d)(3)              Quantum Corporation Supplemental Stock Option Plan
                           Prospectus.

       (d)(4) Quantum Corporation 1993 Long-Term Incentive Plan (As amended May 29, 2001).

       (d)(5) Quantum Corporation 1993 Long-Term Incentive Plan Form of Stock Option Agreement.

       (d)(6)              Quantum Corporation 1986 Stock Plan.

       (d)(7)              Meridian Data, Inc. 1997 Stock Plan.

       (d)(8)              Meridian Data, Inc. 1997 Stock Plan Form of Stock
                           Option Agreement.

       Exhibit
       Number                                 Description
--------------------       -----------------------------------------------------
       (d)(9)              Parallan Computer Inc. 1988 Incentive Stock Plan.

       (d)(10)             Meridian Data, Inc. 1987 Incentive Stock Plan.

       (d)(11) Meridian Data, Inc. 1987 Incentive Stock Plan Form of Stock Option Agreement.

       (d)(12) Meridian Data, Inc. 1987 Incentive Stock Plan Form of Nonstatutory Stock Option Agreement.

       (d)(13)             ATL Products, Inc. 1997 Stock Incentive Plan.

       (d)(14)             ATL Products, Inc. 1996 Stock Incentive Plan.


                                      -2-